February 1, 2007

Mail Stop 4561

VIA U.S. MAIL AND FAX 312-496-1292

Ms. Eileen A. Kamerick
Chief Financial Officer
Heidrick & Struggles International, Inc.
233 South Wacker Drive, Suite 4200
Chicago, Illinois 60606-6303

> **RE:** **Heidrick & Struggles International, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 0-25837**

Dear Ms. Kamerick:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Robert F. Telewicz
                                Senior Staff Accountant